EXHIBIT 99.2

Blue Moon Metals Inc.

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

Independent Auditor's Report

To the Shareholders of Blue Moon Metals Inc.:

Opinion

We have audited the consolidated financial statements of Blue Moon Metals Inc. and its subsidiaries (the "Company"), which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Acquisition of Norwegian Assets

Key Audit Matter Description

As described in Note 3 of the consolidated financial statements, the Company entered into three separate arrangements to acquire all of the issued and outstanding common shares of Nye Sulitjelma Gruver SA and Repparfjord Eiendom AS, and 93.55% of the issued and outstanding shares of Nussir ASA, during the year ended December 31, 2025. We considered the accounting for these acquisitions to be a key audit matter due to the significant judgment applied by management in concluding that these transactions do not represent a business under IFRS 3 Business Combinations, that the Company was the acquiror in each of the acquisitions and the use of significant estimates by management in estimating the fair value of the consideration paid and net assets acquired as part of the transactions. This resulted in an increased extent of audit effort.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

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Audit Response

We responded to this matter by performing audit procedures relating to accounting for the acquisition of Norwegian assets. Our audit work in relation to this included, but was not restricted to, the following:

•	We obtained and examined the underlying agreements related to the acquisitions;
•	We evaluated management’s assessment on whether the acquisition represents an asset acquisition or a business under IFRS 3 Business Combinations;
•	We evaluated management’s assessment on whether the Company was the accounting acquiror of the assets under IFRS 10;
•	We evaluated the fair value of the net assets of the Norwegian assets as at the date of closing, in order to determine the accuracy of the allocation of the consideration paid to the net assets;
•	We assessed the adequacy of the presentation and disclosures relating to the acquisition in the notes to the consolidated financial statements.

Other Matter

The consolidated financial statements for the year ended December 31, 2024 were audited by another auditor who expressed an unmodified opinion on those financial statements on April 11, 2025.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9
1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

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Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Jonathan Mac Neil.

/s/ MNP LLP
PCAOB ID#1930
Toronto, Ontario	Chartered Professional Accountants
April 23, 2026	Licensed Public Accountants

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9
1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

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Blue Moon Metals Inc. Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

		December 31, 2025	December 31, 2024
	Note	$	$
ASSETS
Cash and cash equivalents		92,811,289	3,001,720
Restricted cash		-	27,006,386
Other receivables and prepaid expenses	8	4,321,407	251,802
Deferred financing costs	11	1,683,952	-
Deferred share issuance costs		-	417,101
Marketable securities	6	807,500	467,500
CURRENT ASSETS		99,624,148	31,144,509

Deferred acquisition costs	21(b)	1,220,577	527,744
Restricted cash		243,466	-
Mineral property interests	4	122,619,879	698,007
Property, plant and equipment	4	30,390,123	2,684
NON-CURRENT ASSETS		154,474,045	1,228,435
ASSETS		254,098,193	32,372,944

LIABILITIES
Accounts payable and accrued liabilities	9	12,291,180	902,700
Deferred income		28,312	-
Subscription receipts	12	-	27,000,084
Debt and lease liabilities	11	135,140	-
Other liabilities-current	10	291,298	7,295
CURRENT LIABILITIES		12,745,930	27,910,079

Debt and lease liabilities	11	15,507,940	-
Other liabilities non-current	10	836,555	6,079
NON-CURRENT LIABILITIES		16,344,495	6,079
LIABILITIES		29,090,425	27,916,158

SHAREHOLDERS’ EQUITY
Share capital	12	260,949,716	16,455,925
Contributed surplus		3,253,707	1,714,965
Accumulated other comprehensive income		7,375,860	-
Deficit		(50,918,725)	(13,714,104)
Non-controlling interest		4,347,210	-
SHAREHOLDERS’ EQUITY		225,007,768	4,456,786
LIABILITIES AND SHAREHOLDERS’ EQUITY		254,098,193	32,372,944

Nature of operations and going concern	1
Commitments	20
Subsequent events	21

Approved by the Board of Directors on April 23, 2026

/s/ Christian Kargl-Simard	/s/ Karin Thorburn
Christian Kargl-Simard, Director	Karin Thorburn, Director

The accompanying notes are an integral part of these consolidated financial statements

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Blue Moon Metals Inc. Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

		For the years ended December 31,
		2025	2024
	Note	$	$
Employee benefits		2,144,678	146,625
Share-based payments	13	1,946,581	174,737
Professional and consulting fees		2,244,408	150,933
General exploration expenses	7	32,679,617	448,762
Filing and regulatory fees		166,756	53,987
General administrative costs		429,787	20,678
Shareholder communication and travel		661,779	48,550
Depreciation	4	1,431,722	-
Foreign exchange (gain) / loss		(52,472)	4,620
Interest expense		879,630	2,173
Accretion expense	11	390,392	-
Interest income		(961,843)	(37,809)
Other income	5	(2,848,175)	(50,000)
Fair value gain	6	(340,000)	(127,500)
Gain on sale of mineral interest		-	(340,000)

NET LOSS		38,772,860	495,756

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders		37,204,621	495,756
Non-controlling interest		1,568,239	-
NET LOSS		38,772,860	495,756

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences		(7,375,860)	-
TOTAL COMPREHENSIVE LOSS		31,397,000	495,756

Basic and diluted loss per common share attributable to Blue Moon Metals Inc. shareholders		0.72	0.14

Weighted average number of common shares outstanding – basic and diluted		51,778,782	3,575,832

The accompanying notes are an integral part of these consolidated financial statements

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Blue Moon Metals Inc. Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

		For the years ended December 31,
		2025	2024
	Note	$	$
OPERATING ACTIVITIES
Net loss		(38,772,860)	(495,756)

Items not affecting cash
Share-based payments	13	1,946,581	174,737
Depreciation	4	1,431,722	-
Interest and accretion expenses		1,199,391	-
Recognition of deferred income		(145,861)	-
Other income		(2,115,659)	(15,366)
Foreign exchange loss		(52,472)	-
Unrealized gain on marketable securities	6	(340,000)	(127,500)
Gain on sale of mineral interest		-	(340,000)

Change in non-cash working capital items	16	7,279,979	184,063

CASH USED IN OPERATING ACTIVITIES		(29,569,179)	(619,822)

INVESTING ACTIVITIES
Investment in property, plant and equipment		(2,202,330)	(2,684)
Mineral property acquisition costs		(5,077,085)	(171,867)
Acquisition of REAS, net of cash acquired	3	(11,042,287)	-
Cash acquired in Nussir	3	792,997	-
Cash acquired in NSG	3	9,611	-

CASH USED IN INVESTING ACTIVITIES		(17,519,094)	(174,551)

FINANCING ACTIVITIES
Net proceeds from debt	11	16,409,160	-
Net proceeds from issuance of shares	12	93,783,427	3,758,298
Proceeds from subscription receipts		-	27,000,084
Deferred share issuance cost		-	(302,937)
Proceeds from exercise of share-based awards		-	45,000
Repayment of loan		-	(65,000)
Interest paid on loan		(604,900)	(2,173)
Taxes paid on net settlement of share-based compensation		(97,816)	-

CASH PROVIDED BY FINANCING ACTIVITIES		109,489,871	30,433,272

Effect of foreign exchange on cash balances		401,585	-

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		62,803,183	29,638,899

Cash, cash equivalents and restricted cash – beginning		30,008,106	369,207

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - ENDING		92,811,289	30,008,106

Supplemental disclosure with respect to cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

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Blue Moon Metals Inc. Consolidated Statement of Changes in Equity
(Expressed in Canadian dollars)

	Note	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Shareholders’ Equity
			$	$	$	$	$	$
DECEMBER 31, 2023		2,640,409	12,525,301	1,574,516	-	(13,218,348)	-	881,469

Private Placement		3,640,003	3,924,009	-	-	-	-	3,924,009
Share Issuance costs		-	(59,299)	-	-	-	-	(59,299)
Exercise of share-based awards		45,000	65,914	(20,914)	-	-	-	45,000
Share-based compensation		-	-	161,363	-	-	-	161,363
Loss and comprehensive loss		-	-	-	-	(495,756)	-	(495,756)

DECEMBER 31, 2024		6,325,412	16,455,925	1,714,965	-	(13,714,104)	-	4,456,786

Conversion of subscription receipt	12	9,000,035	27,000,084	-	-	-	-	27,000,084
Private placements	12	4,266,666	13,420,479	-	-	-	-	13,420,479
Bought deal public offering	12	26,220,000	81,198,840	-	-	-	-	81,198,840
Share issuance costs		-	(1,244,875)	-	-	-	-	(1,244,875)
Bonus share issuance to lender	12	1,045,000	3,396,250	-	-	-	-	3,396,250
Nussir acquisition	3a	24,168,149	85,796,930	-	-	-	5,915,449	91,712,379
NSG acquisition	3b	5,608,000	19,908,399	-	-	-	-	19,908,399
REAS acquisition	3c	4,210,000	14,945,500	-	-	-	-	14,945,500
Exercise of share-based awards		24,259	72,184	(170,000)	-	-	-	(97,816)
Share-based compensation		-	-	1,708,742	-	-	-	1,708,742
Net loss		-	-	-	-	(37,204,621)	(1,568,239)	(38,772,860)
Other comprehensive income		-	-	-	7,375,860	-	-	7,375,860

DECEMBER 31, 2025		80,867,521	260,949,716	3,253,707	7,375,860	(50,918,725)	4,347,210	225,007,768

The accompanying notes are an integral part of these consolidated financial statements

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Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

1.    Nature of operations and LIQUIDITY

a)    Nature of Operations

Blue Moon Metals Inc. (“Blue Moon” or the “Company”) is an exploration stage company which is focused on the exploration and development of mineral resource properties.

The Company was incorporated on January 15, 2007 under British Columbia’s Business Corporations Act. Its registered office is at 2500-666 Burrard, Vancouver BC V6C 2X8  and its head office is at 550-220 Bay Street, Toronto, Ontario, M5J 2W4.

The Company owns the zinc-silver-gold-copper Blue Moon project in California through its wholly owned subsidiary Keystone Mines Inc. (“Keystone Mines”), the Nussir copper-gold-silver property (“Nussir Project”) in Norway through its 94.52% owned subsidiary Nussir ASA (“Nussir”), and the Sulitjelma copper-zinc property (“Sulitjelma Project”) in Norway through its wholly owned subsidiary Nye Sulitjelma Gruver SA (“NSG”). See Note 3 for more details.

On March 14, 2025, the Company completed a 10:1 share consolidation.

These consolidated financial statements were approved for issue by the Company’s Board of Directors on April 23, 2026.

b)    Liquidity

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and evaluation of mineral properties.  To date, the Company has not received any revenue from mining operations and is considered to be in the advanced exploration stage. The Company’s operations have been primarily funded from equity financings. The Company will continue to require additional funding to maintain its ongoing exploration and evaluation programs, property maintenance payments, operations and project development and construction as it starts entering into the development stage.

These consolidated financial statements have been prepared using IFRS as issued by the International Accounting Standards (“IFRS® Accounting Standards”) applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they come due.

During 2024 and 2025, the Company has been successful in securing financing and raised over $125.5 million in gross receipts from equity financings. In addition, the Company has also secured a project financing package for the Nussir project, which is expected to become available subject to completion of definitive agreements and other conditions, such conditions to include, the filing of the feasibility study report and a positive final investment decision

Based on the above, management expects that the Company has sufficient liquidity to meet its obligations and continue its planned activities for at least the next 12-months from December 31, 2025.

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Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

2.    Basis of presentation and summary of material accounting policies

a)    Basis of Presentation

These consolidated financial statements of the Company and all its subsidiaries have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements have been prepared on a historical cost basis, except for certain items at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company’s presentation currency is Canadian (“C$”) dollars. Reference herein of $ or C$ is to Canadian Dollars. US$ is to United States Dollars and NOK is to Norwegian Krone.

The functional currency of the parent company and the Keystone Mines is Canadian dollars. The functional currency of the Company’s Norwegian subsidiaries, acquired during the first quarter of 2025, is Norwegian Krone. These entities are translated into Canadian dollars for consolidation in accordance with IAS 21.

Statement of financial position items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

b)    Material Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases.

Inter-company balances and transactions, including income, expenses and unrealized gains and losses arising from intra-group transactions, are eliminated in full on consolidation.

Non-controlling interests represent the portion of profit or loss and net assets of subsidiaries not attributable to the Company and are presented separately in the consolidated financial statements.

Financial instruments

Classification

The Company determines the classification of its financial instruments at initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.  A financial liability is classified as and measured at amortized cost or FVTPL.

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Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An equity investment that is held for trading is measured at FVTPL. For other equity investments that are not held for trading, the Company may irrevocably elect to designate them as FVOCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has elected to measure them at FVTPL.

Measurement

Initial measurement

On initial recognition, all financial assets and financial liabilities are measured at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as FVTPL, in which case the transaction costs are expensed as incurred.

Subsequent measurement

The following accounting policies apply to the subsequent measurement of financial instruments:

Financial assets and liabilities at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets and liabilities at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

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Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income is calculated using the effective interest rate method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Impairment of financial instruments

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Mineral property interests and exploration expenditures

All direct costs related to the acquisition of exploration and evaluation assets are capitalized upon acquiring the legal right to explore a property.  Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development, are charged to profit or loss as incurred.

In accordance with IAS 36 – Impairment of Assets, upon transition to the development stage the Company is required to assess the recoverable amount of development assets against their carrying amount.

Exploration and evaluation costs are expensed as incurred while the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. If and when the Company’s management determines that economically extractable proven or probable mineral reserves have been established, the subsequent costs incurred to develop such property, including costs to further delineate the ore body will be capitalized.

Although the Company has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

Property, plant and equipment

Property, plant and equipment are recognized as an asset when it is probable that an associated future economic benefit will flow to the Company and the cost can be measured reliably. Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes costs incurred initially to acquire or construct a capital asset and costs incurred subsequently to add to, replace part of or service it. If a replacement cost is recognized in the carrying amount of a capital asset, the carrying amount of the replaced part is derecognized. Property, plant and equipment are depreciated on a straight-line basis over their expected useful lives to their estimated residual value.

Impairment of assets

At the end of each reporting period, the Company reviews the carrying amounts of its mineral property interests and property, plant and equipment to determine whether there is an indication that those assets have suffered impairment. If any such indication exists, the recoverable amount of the asset or cash-generating unit (“CGU”) is estimated in order to determine the extent of the impairment charge (if any).

The recoverable amount used for this purpose is the higher of the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  For an asset that does not generate largely independent cash flows, the amount is determined for the CGU to which the asset belongs.

11

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

If the recoverable amount of an asset or CGU is estimated to be less than its recorded amount, the recorded amount of the asset or CGU is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Leases

The Company assesses whether a contract contains a lease at inception. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the commencement date of a lease. The lease liability is measured at the present value of future lease payments, discounted using the interest rate implicitly in the lease, or if not readily determinable, the Company’s incremental borrowing rate.

The ROU asset is initially measured at cost, including the amount of the lease liability, initial direct costs and estimated restoration obligations and is subsequently depreciated over the shorter of the lease term and the useful life of the underlying asset.

Lease payments are apportioned between the lease liability and finance costs using the effective interest method. Finance costs are recognized in the consolidated statement of loss.

The Company has elected to apply the recognition exemption for short-term leases and leases of low-value assets recognizing the associated payments as an expense on a straight-line basis over the lease term.

Deferred financing costs

Deferred financing costs represent transaction costs incurred in connection with obtaining financing, including the fair value of bonus shares issued to lenders. When the costs relate to undrawn financing facilities, they are initially recognized as an asset.

Upon drawdown of the related financing, deferred financing costs are reclassified as a deduction from the carrying amount of the associated financial liability and amortized over the term of the facility using the effective interest method.

Deferred financing costs are classified as current or non-current based on the expected timing of the related financing drawdown. When financing is not drawn, or is no longer expected to be drawn, the deferred financing costs are expensed in the consolidated statement of loss.

Deferred acquisition costs

Deferred acquisition costs represent costs directly attributable to the acquisition of mineral properties and other assets. Such costs are capitalized when it is probable that the acquisition will be completed and are included in the cost of the acquired asset on closing. When the acquisition is not completed, or is no longer considered probable, the related costs are expensed in the consolidated statement of loss.

For business combinations, transaction costs are expensed as incurred in accordance with IFRS 3 Business Combinations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Restricted cash are deposits that are reserved for a specific purpose and is not available for immediate business use. As at December 31, 2025, the Company had restricted cash of $243,466 (2024: $27,006,386) of which $91,341 (2024: $6,302) represent bonds held by the Bureau of Land Management in California and $152,125 (2024: $Nil) represents deposits held by the Finnmarkseiendommen (FeFo), the land management authority in Norway.

12

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of warrants attached to private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.  The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing market price on the announcement date.  The balance, if any, is allocated to the attached warrants.  Any fair value attributed to the warrants is recorded as contributed surplus.

Loss per share

The basic loss per share is computed by dividing the loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding stock options, in the weighted average number of common shares outstanding during the year, if dilutive.  The Company’s outstanding stock options could potentially dilute basic loss per share in the future but were not included in the calculation of diluted loss per share because they are antidilutive for the years ended December 31, 2025 and 2024.

Share-based payments

The Company’s share compensation plan (the “Share Compensation Plan”) includes stock options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs”). An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Pursuant to the Share Compensation Plan, the Company grants Options to employees, directors and consultants in order to acquire shares of the Company for a given exercise price. The fair value of Options granted, estimated at the time of grant using the Black-Scholes option pricing model based on the terms of the Options, is recognized as a share-based payments expense with a corresponding increase in contributed surplus. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from contributed surplus to share capital. Under the Share Compensation Plan, RSUs can be granted. Each RSU represents a unit with the underlying value equal to the value of one common share of the Company, and vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Company. As the Company intends to settle for cash as long as its treasury permits, they are valued at the share price prevailing at the time of grant and amortized as an expense over the vesting period and recorded as a liability with remeasurement to fair value at each subsequent reporting date up to and including the settlement date, with changes in fair value being recognized as expenses in the consolidated statements of loss and comprehensive loss. Under the Share Compensation Plan, DSUs can be granted to Directors of the Company. Each DSU represents a unit equivalent in value to one common share of the Company and vests in accordance with the terms of the plan. The Company intends to settle all DSUs through the issuance of equity. As such, they are measured at fair value at the grant date and expensed over the vesting period in, with no subsequent measurement.

The fair value of the Options granted is measured using the Black-Scholes Option Pricing Model which takes into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

13

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.  The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Subscription receipts

Subscription receipts represent an obligation to issue shares upon the satisfaction of certain conditions. Upon receipt of proceeds from the issuance of subscription receipts, the corresponding liability is recognized on the statement of financial position until such conditions are fulfilled. The liability for subscription receipts is initially recognized at fair value. Subsequently, as the conditions for the conversion of subscription receipts into shares are met and the corresponding number of shares issued, the liability is reclassified to equity.

Environmental expenditures

The operations of the Company may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs are charged to operations, or are capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. Liabilities related to environmental protection and reclamation costs are recognized when the obligation is incurred and the fair value of the related costs can be reasonably estimated. This includes future removal and site restoration costs required by environmental law or contracts

As at December 31, 2025, the Company has recognized a provision related to reclamation obligations associated with aggregate extraction activities undertaken by a third party at the Nussir industrial site. The provision reflects the Company’s obligation in connection with these activities and is measured based on additional extraction activities during the year. As at December 31, 2024, the Company had no recognized environmental liabilities.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Income taxes

Income tax expense for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate adjusted by temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

14

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax effect is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred tax assets and liabilities are recognized whether the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill, temporary differences arising from investments in subsidiaries that are not expected to reverse in the foreseeable future and the initial recognition of assets or liabilities that affect neither accounting nor taxable loss which at the time of the transaction, does not give rise to equal taxable and deductible temporary differences.

Deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.

Foreign Currency Translation

Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date.

Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the initial transaction. Non-monetary items that are measured at fair values are reported at the exchange rate on the date when fair values are determined. Foreign currency translation differences are recognized in profit or loss, except for differences on the translation of foreign entities to reporting currency on consolidation, which are recognized in other comprehensive loss.

On consolidation, the assets and liabilities of entities are translated into the reporting currency at the rate of exchange at the reporting date and the consolidated statement of loss and comprehensive loss are translated at the average exchange rates for the period. The exchange differences arising on translation for consolidation purposes are recognized in other comprehensive loss.

Acquisition of Norwegian properties

Management determined that the Company’s acquisition of Nussir, NSG and Repparfjord Eiendom AS (“REAS”), did not meet the definition of a business combination under IFRS 3 and each transaction was accounted for as an asset acquisition. In each case, the fair value of the consideration transferred was determined to be the most reliable basis to value the transaction.

15

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

This conclusion was based on an assessment under both IFRS 3 and IFRS 10. Management applied the optional concentration test under IFRS 3, which was met in all cases. For the Nussir and NSG acquisitions, substantially all of the fair value of the gross assets acquired were concentrated in the mineral properties. In the case of REAS, which has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway to manage most of the area in the Finnmark county where the Nussir project is located, for the use of the Øyen industrial land, the concentration was primarily in the property, plant and equipment. The land covered by the ground lease agreement is the proposed process plant site for the Nussir project. The REAS agreement is renewable and it is the intention of the Company to renew it for the life of mine of the Nussir project. The allocation of consideration was performed on a proportionate basis using relative fair values of the individually identifiable acquired assets. Additionally, control indicators under IFRS 10 were evaluated, including the ability to direct relevant activities and the sequencing of transactions. The Company retained control over the strategy, financing and operations of the combined assets throughout. Accordingly, the acquisitions have been accounted for as an asset acquisition in accordance with IFRS 2 – Share-based Payment.

c)     Significant Judgements and Estimates in Applying the Company’s Accounting Policies

Significant Judgments

The preparation of these unaudited condensed interim consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

Going concern

Judgement is required in determining if disclosure of a material uncertainty related to events or conditions which might cast significant doubt on the Company’s ability to continue as a going concern is required in the notes to the consolidated financial statements. In management’s judgement, such disclosure is not required. This judgement is dependent on management’s expectations of future net cash flows, existing borrowing capacity and financial obligations in the next 12 months.

Although during the year ended December 31, 2025, the Company had a loss from operations and negative cash flows from operation activities, the Company was able to secure debt and equity financing to fulfill its operational needs. Based on management’s expectations of future net cash flows, management has applied judgement that there is not material uncertainties related to events or conditions that may cast substantial doubt on the Company’s ability to continue as a going concern.

Reverse Acquisition Assessment

The Company completed multiple acquisitions during the year and assessed whether any constituted a reverse acquisition under IFRS 3, considering control indicators under both IFRS 3 and IFRS 10. This involved an evaluation of control, including an assessment of the relative voting rights in the combined entity, board and management composition and relative decision-making power over relevant activities. Management concluded that none of the transactions met the criteria for a reverse acquisition and the Company remained the accounting acquirer in all cases.

Measurement of Fair Values at Acquisition Date

In accounting for the acquisitions of Nussir, NSG and REAS, significant judgement was exercised in determining the relative fair values of the identifiable assets acquired and liabilities assumed. The Company applied the relative fair value method to allocate the purchase consideration to property, plant and equipment and mineral properties. The excess of the consideration paid for the identifiable assets and liabilities acquired for the Nussir and NSG projects was attributed to the mineral properties, and in the case of REAS, the fair value of the purchase price was proportionately allocated to the values of the individual identifiable asset as property, plant and equipment. The determination of the relative fair values requires significant judgments on the current asset values, future production profile, metal prices, discount rates, and exchange rates. Changes in assumptions or estimates could affect the relative fair value of the assets acquired and liabilities assumed in the purchase price allocation.

16

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Recoverability of Asset Carrying Values

The Company assesses its property, plant and equipment for impairments if there are events or changes in circumstances that indicate that carrying values may not be recoverable at each statement of financial position date. Such indicators include changes in the Company’s business plans, changes in the market and evidence of physical damage.

Determination as to whether and how much an asset is impaired involves management’s judgement on highly uncertain matters such as estimates of project future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates.

Valuation of Exploration and Evaluation Assets

The carrying amount of the Company’s exploration and evaluation assets properties does not necessarily represent present or future values, and the Company’s exploration and evaluation assets have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets.

Estimations and Assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)      Share-based Payments

The estimation of share-based payments includes estimating the inputs used in calculating the fair value for share-based payments expense included in profit or loss and share-based share issuance costs included in equity. Share-based payments expense and share-based share issuance costs are estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

ii)    Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

17

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

iii)  Incremental Borrowing Rate – Lease Liability Measurement

When the Company enters into leases as lessee and where the interest rate implicit in a lease cannot be readily determined, the Company determines its incremental borrowing rate in order to measure its lease liability. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. In determining its incremental borrowing rate, the Company considers the term of the lease, the nature of the leased asset, and its level of indebtedness with reference to market risk-free interest rates.

New standards and interpretations not yet adopted

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 introduces a revised structure for the income statement, requiring presentation of income and expenses within operating, investing and financing categories and mandating specified subtotals. It also sets disclosure requirements for management-defined performance measures and provides enhanced guidance on aggregation and disaggregation in the financial statements and notes.

IFRS 18 does not change the recognition or measurement of items, nor the classification of items within other comprehensive income. It is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required and early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify classification, measurement and disclosure requirements for financial instruments. The updates address the derecognition of financial liabilities settled electronically and provide guidance on assessing contractual cash flows for features such as ESG-linked terms under the solely payments of principal and interest criterion. New disclosure requirements were also introduced for contingent features and equity instruments designated at fair value through other comprehensive income.

In December 2024, further amendments were issued relating to contracts referencing nature-dependent electricity. These clarify the ‘own-use’ exception, cash flow hedge accounting and introduce new disclosure requirements.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is evaluating the impact of these amendments on its consolidated financial statements.

18

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

3.      Acquisition of norwegian assets

    a)       Nussir

On February 26, 2025, the Company closed the acquisition of Nussir, which owns the Nussir Project, for a purchase price of $89,940,936. On closing, the Company issued 24,168,149 common shares in the Company to the shareholders of Nussir for 93.55% of the issued and outstanding shares of Nussir.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Nussir brownfield property and therefore accounted for the transaction as an asset acquisition.

The purchase price is as follows:

Fair value of 24,168,149 common shares issued by the Company (i)	$85,796,930
Transaction costs	4,144,006
Total purchase price	$89,940,936

Assets acquired and liabilities assumed:

Cash	$792,997
Other receivables and prepaid expenses	39,423
Mineral properties	95,222,303
Total assets	96,054,723
Accounts payable and accrued liabilities	(177,125)
Other liabilities – current	(21,214)
Total liabilities	(198,339)
Total assets acquired and liabilities assumed, net	$95,856,384
Less: Non-controlling interests	5,915,448
Blue Moon’s 93.55% share of Nussir	$89,940,936

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on February 26, 2025 (Note 12).

The Company used the proportionate method in measuring non-controlling interests at the acquisition date. No goodwill was recognized as the transaction was accounted for as an asset acquisition.

During the year, the Company provided funding for Nussir as loans and converted those loans into Nussir shares, increasing its ownership to 94.52%.

   b)     NSG

On February 26, 2025, the Company closed the acquisition of NSG, which owns the Sulitjelma Project, for a purchase price of $20,148,644. On closing, the Company issued 5,608,000 common shares in the Company to the shareholders of NSG for 100% of the issued and outstanding shares of NSG.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Sulitjelma brownfield property and therefore accounted for the transaction as an asset acquisition.

19

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

The purchase price is as follows:

Fair value of 5,608,000 common shares issued by the Company (i)	$19,908,399
Transaction costs	240,245
Total purchase price	$20,148,644

Assets acquired and liabilities assumed:

Cash	$9,611
Other receivables and prepaid expenses	20,941
Mineral properties	20,151,896
Total assets	20,182,448
Accounts payable and accrued liabilities	(31,232)
Other liabilities – current	(2,572)
Total liabilities	(33,804)
Total assets acquired and liabilities assumed, net	$20,148,644

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on February 26, 2025 (Note 12).

As part of the NSG acquisition, the Company may be required to make future milestone payments contingent upon the achievement of certain development and permitting events. These payments were not recognized as liabilities at the acquisition date as the underlying conditions had not been met and the probability and timing of the payments could not be reliably measured. The Company will reassess the contingent amounts in future periods as project milestones are progressed.

No goodwill was recognized as the transaction was accounted for as an asset acquisition.

   c)     REAS

On March 6, 2025, the Company closed the acquisition of REAS from Wergeland Eiendom AS (“WG”) for a purchase price of $26,172,452. On closing, the Company issued 4,210,000 common shares in the Company and $11,006,855 in cash to WG.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Øyen industrial land and its infrastructure and therefore accounted for the transaction as an asset acquisition.

The purchase price is as follows:

Cash consideration	$11,006,855
Fair value of 4,210,000 common shares issued by the Company (i)	14,945,500
Transaction costs	220,097
Total purchase price	$26,172,452

20

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Assets acquired and liabilities assumed:

Cash	$184,665
Other receivables and prepaid expenses	254,236
Property, plant and equipment	28,350,863
Total assets	28,789,764
Accounts payable and accrued liabilities	(67,844)
Deferred income	(367)
Other liabilities – current	(2,549,101)
Total liabilities	(2,617,312)
Total assets acquired and liabilities assumed, net	$26,172,452

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on March 7, 2025 (Note 12).

No goodwill was recognized as the transaction was accounted for as an asset acquisition.

4.      MINERALProperties, Plant and equipment

Mineral properties, plant and equipment are comprised of the following:

	Mineral Properties	Property, Plant and Equipment	Total
	$	$	$
Cost
As at January 1, 2024	698,007	-	698,007
Additions	-	5,706	5,706
As at December 31, 2024	698,007	5,706	703,713
Nussir acquisition (Note 3a)	95,222,303	-	95,222,303
NSG acquisition (Note 3b)	20,151,896	-	20,151,896
REAS acquisition (Note 3c)	-	28,350,863	28,350,863
Additions	-	2,781,895	2,781,895
Effects of foreign exchange	6,547,673	690,990	7,238,663
As at December 31, 2025	122,619,879	31,829,454	154,449,333

Accumulated depreciation, depletion and amortization
As at January 1, 2024	-	-	-
Depreciation	-	3,022	3,022
As at December 31, 2024	-	3,022	3,022
Depreciation	-	1,431,722	1,431,722
Effects of foreign exchange	-	4,587	4,587
As at December 31, 2025	-	1,439,331	1,439,331

Net book value
As at December 31, 2024	698,007	2,684	700,691
As at December 31, 2025	122,619,879	30,390,123	153,010,002

21

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

During the first quarter of 2025, the Company completed the acquisitions of Nussir, NSG and REAS (Note 3). As a result, the following amounts were recognized:

Nussir

Acquired $95.2 million in mineral properties, plant and equipment, which included $4.1 million of transaction costs directly related to the acquisition were capitalized to mineral properties.

The Nussir project is also subject to a net smelter return (“NSR”) royalty of 0.75% payable to Finnmarkseiendommen. The state landowner in Finnmark, Norway. This comprises a statutory royalty and an additional 0.25% regional royalty applicable to projects in Finnmark.

NSG

Acquired $20.2 million in mineral properties, plant and equipment, which included $0.2 million of transaction costs directly related to the acquisition were capitalized to mineral properties.

The NSG project is also subject to a 0.5% statutory royalty payable to the state.

REAS

Acquired $28.4 million in property, plant and equipment, which included $0.2 million of transactions costs directly related to the acquisition were capitalized to property, plant and equipment. The Company also recognized a ROU asset of $26.9 million relating to the Øyen industrial land. The ROU asset has been capitalized within property, plant and equipment and amortized over its estimated useful life of approximately 18 years, consistent with the underlying use of the leased property. The corresponding lease liability is immaterial, as the arrangement represents a favourable lease.

The following table summarizes the Company’s leases, which currently consist solely of the lease for the Øyen industrial in Norway, as well as office and ground surface leases associated with the Blue Moon project. The table also reflects the movement of the related ROU asset within property, plant and equipment.

Net book value
$
As at December 31, 2024
REAS Acquisition	26,900,000
Additions	607,049
Depreciation	(1,281,684)
Effects of foreign exchange	671,930
As at December 31, 2025	26,897,295

5.   OTHER INCOME

During the year ended December 31, 2025 the Company recognized other income of $2,848,175 (2024: 50,000), primarily relating to the reversal of a historic NOK 15 million provision associated with the Hammerfest Port dispute (Note 10). As part of the settlement outcome, the Company agreed to settle a NOK 5 million balance with Hammerfest Port, payable on January 1, 2028 and recorded a receivable from the previous owner for the reimbursement of this amount (Note 8), in accordance with the REAS share purchase agreement.

6.   MARKETABLE SECURITIES

As at December 31, 2025, the Company held 4,250,000 common shares of Honey Badger Silver Inc. (TSXV: TUF), received in connection with the disposition of a mineral property in 2024. The investment is classified as a financial asset measured as fair value through profit or loss. The fair value of the shares was $807,500 based on the closing market price at year-end. During the year ended December 31, 2025, a fair value gain of $340,000 was recorded.

22

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

7. General exploration expenses

For the years ended December 31,	2025	2024
	$	$

Claims costs	68,716	34,048
Camp operations	5,370,379	66,957
Development and site preparation	19,621,639	-
Engineering studies	6,200,920	208,207
Prospecting and geology	868,298	74,905
Permitting	549,665	64,645

TOTAL	32,679,617	448,762

8.  OTHER RECEIVABLES AND PREPAID EXPENSES

For the years ended December 31,	2025	2024
	$	$
Supplier advance	1,689,644	50,000
Receivable from Wergeland Eiendom AS – Hammerfest Port (Note 5)	969,213	-
Value added tax receivable	958,332	41,139
Prepaid expenses	569,773	-
Other receivables	134,445	160,663

TOTAL	4,321,407	251,802

9.  accounts payable and accrued liabilities

For the years ended December 31,	2025	2024
	$	$
Accrued liabilities and other	8,042,469	501,809
Accounts payable	4,248,711	400,891

TOTAL	12,291,180	902,700

23

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

10.  OTHER LIABILITIES

For the years ended December 31,	2025	2024
	$	$
Other liabilities
Provision – Port of Hammerfest claim (Note 5)	723,861	-
Other (i)	403,992	13,374
Other liabilities	1,127,853	13,374
Less: current portion	291,298	7,295
Long-term portion	836,555	6,079

i.

Other liabilities primarily relate to an accrual related to the Nussir project, required under the agreement with Finnmarkseiendommen (“FeFo“) and accrued liabilities related to the issuance of restricted share units.

11.    DEBT AND LEASE LIABILITIES

Debt and lease liabilities are comprised of the following:

For the years ended December 31,	2025	2024
	$	$
Lease liabilities (i)	577,009	-
Bridge loan (ii)	15,066,071	-
Debt and lease liabilities	15,643,080	-
Less: current portion	135,140	-
Long-term portion	15,507,940	-

The changes in debt and lease liabilities are comprised of the following:

	Leases	Debt	Total
	$	$	$
As at December 31, 2024	-	-	-
Additions	579,564	17,302,791	17,882,355
Deferred financing fee	-	(2,591,756)	(2,591,756)
Payments	(54,882)	(550,018)	(604,900)
Interest	62,569	701,628	764,197
Financing fee amortization	-	390,392	390,392
Effects of foreign exchange	(10,242)	(186,966)	(197,208)
As at December 31, 2025	577,009	15,066,071	15,643,080
Less: current portion	135,140	-	135,140
Long-term portion	441,869	15,066,071	15,507,940

i.	Lease liabilities relate to arrangements associated with operations at the Nussir project and the Blue Moon project. The arrangement with the Hammerfest port relating to quay repairs and continued use was assessed as a variable lease with no fixed minimum payment. As the quay lease payments were not fixed, no lease liability or ROU asset has been recognized at this stage. The Company also recognizes lease liabilities related to office and ground surface leases associated with the Blue Moon project.

ii.	On August 19, 2025, the Company and its subsidiaries entered into a bridge loan agreement with Hartree Partners, LP (“Hartree”) and a fund managed by Oaktree Capital Management Inc. (“Oaktree”).

24

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

The bridge loan provided a total facility of US$25,000,000, available in two advances of US$12,500,000 each. The first advance was drawn on September 4, 2025 by Nussir. The second advance remains undrawn as at December 31, 2025.

Interest is calculated at the base rate plus 8% per annum. The base rate is the greater of:

i)  Adjusted Term SOFR, defined as 3-month Term SOFR + 0.10%; and

ii) 3.00%

Interest is calculated on a 360-day year and payable in arrears on a quarterly basis. The Company has the option to pay interest in kind, in which case the accrued interest is capitalized to the loan principal, subject to lender approval.

The bridge loan matures on June 30, 2027 and is secured by pledges over the shares and assets of Nussir, Blue Moon Norway, REAS and Keystone Mines.

In connection with the initial advance, the Company paid a structuring premium of 2% of the total commitment and incurred legal fees, both of which were deducted from the proceeds on initial recognition in accordance with IFRS 9. The Company also issued 1,045,000 bonus shares to one of the lenders as consideration for providing the facility. The bonus shares issued, the fair value of which was $3,396,250, was recorded as a deferred financing cost and recognized as a deduction from the carrying amount of the loan and amortized over the term of the bridge loan using the effective interest method. For the initial draw, 50% of the value of the bonus shares has been recognized, with the remaining 50% to be recognized when the second tranche is drawn. The carrying value of the bonus shares is recorded as deferred financing cost at $1,683,952 as at December 31, 2025.

The bridge loan is classified as a financial liability at amortized cost and is measured using the effective interest method. The effective interest rate on the first advance is approximately 16.78%.

As at December 31, 2025, the carrying amount of the bridge loan was $15,066,071. The fair value of the loan approximates its carrying amount given its recent issuance and floating interest rate.

The schedule of undiscounted lease payment and debt obligations is as follows:

	Leases	Debt	Total
	$	$	$
Less than one year	135,310	2,060,989	2,196,299
One to five years	459,008	18,306,230	18,765,238
More than five years	388,136	-	388,136
Total undiscounted obligations as at December 31, 2025	982,454	20,367,219	21,349,673

25

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

12.   Share capital

a)       Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value, unlimited Class “A” preferred shares with par value of $10 per share, and unlimited Class “B” preferred shares without par value. No preferred shares have been issued.

b)      Common shares

The following shows the Company’s issued and outstanding common shares and the prices at which the shares are issued.

	Number of Common Shares	Weighted Average Share Price
Balance as at January 1, 2024	2,640,409
Shares issued under private placement	2,640,000	$ 0.35
Unit Shares issued under Concurrent Offering	1,000,003	$ 3.00
Shares issued on exercise of options	45,000	$ 1.00
Balance as at December 31, 2024	6,325,412
Conversion of subscription receipts	9,000,035	$ 3.00
Shares issued under private placement	30,486,666	$ 3.15
Bonus share issuance to lender	1,045,000	$ 3.25
Nussir acquisition	24,168,149	$ 3.55
NSG acquisition	5,608,000	$ 3.55
REAS acquisition	4,210,000	$ 3.55
Shares issued on settlement of share-based awards	24,259	$3.80
Balance as at December 31, 2025	80,867,521

i.        Acquisitions

On February 26, 2025, the Company closed the acquisitions of Nussir and NSG (Note 3) and issued 24,168,149 and 5,608,000 shares respectively at a price of $3.55 per common share.

On March 6, 2025, the Company closed the acquisition of REAS (Note 3) and issued 4,210,000 shares at a price of $3.55 per common share.

26

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

ii.        Financing

On October 1, 2025, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus, the Company closed a bought-deal public offering issuing 26,220,000 common shares at a price of $3.30 per share for total gross proceeds of $86,526,000. Net proceeds from the offering of $81,198,840, after underwriters’ fees and other offering costs, are expected to be used for the development of the Blue Moon project, further exploration at Nussir and NSG and general corporate and working capital purposes.

On September 4, 2025 the Company issued 2,092,173 common shares at a price of $3.30 per share for gross proceeds of $6,897,000 to Oaktree as part of the initial equity tranche under the Hartree and Oaktree project finance package to fund early works and pre-construction activities at Nussir.

Concurrent with the first draw under the related bridge loan, the Company issued 1,045,000 bonus shares to Hartree for no cash consideration as part of the financing arrangement. The fair value of the bonus shares was based on the Company’s closing share price on September 4, 2025.

On May 8, 2025, the Company issued 376,833 shares at a price of $3.00 per share to Leonard Nilsen & Sønner AS (“LNS”) for gross proceeds of $1,130,499. The subscription formed part of the follow-on equity investment originally agreed to on December 19, 2024 and was triggered upon the Company achieving the first milestone - the LNS underground mobilization at Nussir.

On March 7, 2025, the Company closed the second tranche of financing from Hartree Partners LP (“Hartree”) in connection with the Nussir and NSG Transactions. Hartree purchased 1,750,000 shares at a price of $3.00 per share for total gross proceeds of $5,250,000.

On February 26, 2025, on closing of the Nussir and NSG transactions,9,000,028 Subscription Receipts, issued as part of the December 19, 2024 unit financing were automatically converted into 9,000,035 common shares of the Company without payment of additional consideration (rounding due to the 10:1 share consolidation).

On February 26, 2025, the Company issued 47,660 shares at a price of $3.00 per common share for gross proceeds of $142,980.

On December 19, 2024, the Company completed a brokered unit financing in connection with the Nussir and NSG transactions, issuing 1,000,003 units at $30.00 per common share and nine subscription units. Proceeds of $3.0 million related to the common shares were released at closing, while $27.0 million related to the subscription units was held in escrow until converted into common shares on February 26, 2025. Share issuance costs of $44,679 were recorded in Q4 2024, and deferred share issuance costs of $417,101 were reclassified to equity in the first quarter upon conversion.

On August 30, 2024, the Company issued 2,640,000 shares at a price of $0.35 per common share for gross proceeds of $924,000.

iii.      Share units

The Company maintains a share-based compensation plan under which certain employees and officers are granted share units. During the year, share units were granted and settled in accordance with the terms of the plan. Further details of the Company’s share-based compensation arrangements are disclosed in Note 13.

27

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

13.  Warrants, Stock options, RESTRICTED STOCK UNITS (“RSUs”), and Deferred stock units (“DSUs”)

a)       Warrants

The following table summarizes the Company’s outstanding warrants and the changes during the year ended December 31, 2025.

	Warrants	Weighted Average Exercise Price
Balance as at January 1, 2024	196,380	$ 12.00

Expired unexercised	(196,380)	-

Balance as at December 31, 2024 and December 31, 2025	-	-

b)       Stock options

The Company’s Plan includes Options, RSUs and DSUs.  Directors, officers, employees and consultants of the Company and of its subsidiaries are eligible to receive Options. The aggregate number of shares to be issued upon the exercise of all derivatives granted under the plan shall not exceed 10% of the issued shares of the Company at the time of granting the options. The maximum number of common shares optioned to any one optionee shall not exceed 5% of outstanding common shares of the Company. Options granted under the plan generally have a term of five years but may not exceed five years and typically vest over a three-year period or at terms to be determined by the directors at the time of grant. The exercise price of each option shall be determined by the directors at the time of grant but shall not be less than the price permitted by the policies of the stock exchange(s) on which the Company’s common shares are then listed.

28

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

The following table summarizes the stock option activity for the year:

	Number of Stock options	Weighted average exercise price
Balance as at January 1, 2024	39,500	$5.20

Granted	235,000	$2.20
Exercised	(45,000)	$1.00
Expired, unexercised	(48,000)	$3.50

Balance as at December 31, 2024	181,500	$2.80

Granted	593,000	$3.52
Expired, unexercised	(11,500)	$5.00

Balance as at December 31, 2025	763,000	$3.32

Subsequent to year end, 3,333 options were exercised at $3.40.

Stock options outstanding and exercisable are as follows:

Expiry Date	Exercise Price	Number of Stock options outstanding	Average remaining contractual life (years)	Number of stock options exercisable

January 9, 2029	$1.00	55,000	3.03	55,000
November 1, 2029	$3.40	115,000	3.84	38,333
February 26, 2030	$3.55	275,000	4.16	-
April 21, 2030	$4.10	60,000	4.30	-
May 8, 2030	$3.00	24,000	4.35	-
July 3, 2030	$3.37	200,000	4.50	-
August 20, 2030	$3.57	34,000	4.64	-

December 31, 2025		763,000	4.16	93,333

29

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

During the year ended December 31, 2025, the Company recorded share-based compensation expense of $1,065,230 (2024: $83,116) relating to stock options. 593,000 options were granted during the year ended December 31, 2025 (2024: 235,000). The majority of options granted vest over a three-year period, however certain options granted in 2024 vest semi-annually over an 18-month period.

The weighted-average fair value of stock options granted during the year ended December 31, 2025, was estimated on the dates of grant to be $3.40 (2024: $1.93) per option granted using the Black-Scholes option pricing model with the following assumptions:

Years ended December 31,	2025	2024
Expected life (years)	5.0	5.0
Risk-free interest rate (%)	2.6 – 3.0	3.0 – 3.6
Expected volatility (%)	194 - 215	115 - 216
Expected dividend yield (%)	-	-
Expected forfeitures (%)	-	-

c)       RSUs

The following table summarizes the RSU activity for the period:

	Number of RSUs	Weighted Average Value at Date of Grant
Balance as at January 1, 2024	-	$-
Granted	37,500	3.40
Balance as at December 31, 2024	37,500	$3.40
Granted	410,415	4.04
Balance as at December 31, 2025	447,915	$3.99

30

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Under the Company’s Plan, RSUs are granted to employees, directors and non-employees as approved by the Company’s Board of Directors. Each RSU represents a unit with the underlying value equal to the value of one common share of the Company, vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Company. RSUs granted to date vest over a period of three years.

On November 1, 2024, 37,500 RSUs were granted. On April 21, 2025, an additional 25,000 RSUs were granted, and on December 1, 2025 the Company granted a further 385,415 RSUs. As the Company intends to settle in cash, the cost of the RSUs is recognized as an other liability in the consolidated statements of financial position and as an expense over the vesting period in the consolidated statements of loss and comprehensive loss. The liability is re-measured to fair value at each reporting date with changes in fair value recognized in the consolidated statements of loss and comprehensive loss. As at December 31, 2025, the fair value of the RSU liability was $215,213 (note 10) and a total of 447,915 RSUs were outstanding (2024: 37,500).

During the year ended December 31, 2025, an amount of $237,839 (2024: $12,808) as related to RSUs was recorded in stock-based compensation expense.

d)       DSUs

The following table summarizes the DSU activity for the period:

	Number of DSUs	Weighted Average Value at Date of Grant
Balance as at January 1, 2024	-	$-
Granted	140,000	3.40
Balance as at December 31, 2024	140,000	$3.40
Granted	84,506	3.55
Settled	(50,000)	3.50
Balance as at December 31, 2025	174,506	$3.46

Under the Company’s Plan, DSUs are granted to directors as approved by the Company’s Board of Directors. Each DSU represents a unit with the underlying value equal to the value of one common share of the Company and in accordance with the terms of the plan is settled upon a director’s departure from the Board or twelve months from grant, whichever is later. DSU’s vest over one year from the grant date.

On March 7, 2025, 84,506 DSUs were granted. As the Company intends to equity settle the awards, the cost of the DSUs is recognized as a component of contributed surplus in the consolidated statements of financial position and as an expense in the consolidated statements of loss and comprehensive loss. The fair value is not remeasured after the grant date. During the year ended December 31, 2025, an amount of $643,512 (2024: $78,247) relating to DSUs on grant date was recorded in stock-based compensation expense. During the year, 50,000 DSUs were settled following one director who did not stand for re-election to the Board.

31

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

14. RELATED PARTY TRANSACTIONS

Management Compensation

The Company’s related parties include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the years presented was as follows:

For the years ended December 31,	2025	2024
	$	$
Wages and salaries	1,913,214	145,049
Consulting fees	1,262,678	43,500
Share-based payments	1,769,518	147,083
MANAGEMENT COMPENSATION	4,945,410	335,632

15.  Segmented information

The Company is engaged in the acquisition, exploration and development of mineral properties in Norway and the United States. Segment reporting is aligned with the manner in which management monitors business performance. Prior to aggregation, each exploration project is considered an individual operating segment. The Nussir and REAS acquisitions have been aggregated into a single reportable segment.

All non-current assets and exploration expenditures are located in, and incurred within, the United States or Norway. Materially all of the cash and general administrative costs are held and incurred by the Canadian parent company. The following is a summary of non-current assets by reportable segment:

	December 31, 2025		December 31, 2024
	Mineral Properties	Property, Plant and Equipment	Mineral Properties	Property, Plant and Equipment
	$	$	$	$
Blue Moon	698,007	429,604	698,007	-
Nussir/REAS	100,626,317	29,906,459	-	-
NSG	21,295,555	32,389	-	-
Corporate	-	21,671	-	2,684
Total	122,619,879	30,390,123	698,007	2,684

32

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

16.  supplemental disclosure with respect to cash flows

The changes in the Company’s non-cash working capital items relating to operating activities for the years indicated below are as follows:

For the years ended December 31,	2025	2024
	$	$
Changes in other receivables and prepaid expenses	(4,001,666)	(120,851)
Changes in accounts payable and accrued liabilities	11,281,645	395,741
Changes in due to related parties	-	(90,827)
CHANGE IN NON-CASH WORKING CAPITAL	7,279,979	184,063

17.  INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2024 – 27.0%) to the effective tax rate is as follows:

For the year ended December 31,	2025	2024
	$	$
Loss before income tax	(38,772,860)	(495,756)
Statutory tax rate of parent	26.5%	27.0%
Expected income tax expense (recovery) at statutory income tax rates	(10,274,808)	(134,000)
Difference between parent and foreign tax rate	966,306	31,000
Other permanent differences	611,932	14,000
Temporary differences subject to initial recognition exemption	290,856	-
Changes in unrecognized deferred tax assets	8,405,984	89,000
TOTAL INCOME TAX EXPENSE (RECOVERY)	-	-

33

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

The following table summarizes the components of deferred tax:

For the year ended December 31,	2025	2024
	$	$
Deferred tax liabilities
Accrued Liabilities	(148,056)	-
Deferred Costs	(854,821)	-
Marketable securities	(61,944)	(17,000)
Deferred tax assets
Non capital losses	1,064,821	17,000
NET DEFERRED INCOME TAX ASSET (LIABILITY)	-	-

Deferred tax assets that have not been recognized in respect of the following deductible temporary differences:

	2025	Expiry	2024	Expiry
	$		$
Losses	58,370,204	No expiry	6,093,000	No expiry
Share issuance costs	1,036,820	2045 to 2050	81,000	2045 to 2048
Mineral Properties and Other deductible differences	28,257,168	No expiry	5,556,000	No expiry

The Company has Canadian tax losses of $8.9 million available to offset future taxable income. The losses expire over the years 2027 to 2045.

The Company has Norwegian tax losses of $53.1 million available to offset future taxable income and carry forward indefinitely.

The Company has US tax losses of $0.5 million available to offset future taxable income and carry forward indefinitely.

Tax attributes are subject to review and potential adjustments by tax authorities.

In the year, there were $1.2M share issuance costs charged to equity, which resulted in an unrecognized deferred tax asset of $329k.

34

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

18.  CAPITAL MANAGEMENT

The Company is a mineral exploration and development company focusing on advancing its projects in Norway and the United States, including the Nussir and Sulitjelma copper projects and the Blue Moon polymetallic project. Its principal source of funding is the issuance of equity securities.

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit.  It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.  To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives.

There has been no change in the Company’s capital management practices during the year.  Blue Moon does not pay dividends.  Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

19.  FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company is exposed to liquidity and credit risks arising from its financial instruments. The Company’s financial instruments include cash, restricted cash, other receivables, marketable securities, accounts payable and accrued liabilities, deferred income and the bridge loan. These financial assets and liabilities are primarily classified and measured at amortized cost, except for marketable securities, which are measured at fair value through profit or loss. The carrying values of the Company’s financial instruments approximate their fair values due to their short-term nature.

As at December 31, 2025, the carrying amount of the bridge loan was $15,066,071, which includes interest capitalized to the loan principal under the payment-in-kind interest terms of the loan. The fair value of the loan approximates its carrying amount given its recent issuance and floating interest rate. The bridge loan is classified as a non-current liability as the contractual maturity extends twelve months beyond the reporting date.

35

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

a)       Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  Refer to note 1(b) for more information regarding the Company’s liquidity risk.

b)       Credit risk

The Company is exposed to credit risk on its cash, restricted cash and value added tax receivables.  To reduce credit risk, substantially all cash is on deposit at major banks. Restricted cash are deposits held by the Bureau of Land Management (“BLM”) in California, and FeFo the land management authority in Norway.  As at December 31, 2025, sales tax recoverable was $958,332 (2024: $41,139).  Restricted cash is comprised of bonds valued at $91,341 (2024: $6,302) held by the BLM and cash held in a restricted account valued at $152,125 held by FeFo. As at December 31, 2025, there was no cash held in escrow (2024: $27,000,084). The Company’s exposure to credit risk is limited to the carrying amount of its cash, restricted cash and sales tax recoverable. Accordingly, the Company considers its exposure to credit risk minimal.

c)       Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates.  The Company’s current policy is to invest excess cash in high rate savings or investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

At December 31, 2025 the Company held interest-bearing cash, cash equivalents and restricted cash of $92,963,414 (2024: $30,001,806). A 1% increase or decrease in interest rates, with all other variables held constant, would increase or decrease the Company’s net loss by approximately $929,634 (2024: $300,018). This is based on the Company’s interest-bearing balances at the reporting date. Restricted cash balances that do not earn interest have been excluded from this analysis.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian Kroner.

36

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Sensitivity Analysis

The Company operates through subsidiaries in the United States and Norway and is exposed to foreign currency risk arising from fluctuations in exchange rates. The Company’s principal exposure relates to balances denominated in US dollar and Norwegian Krone relative to the Canadian dollar.

The following table illustrates the estimated impact on loss and comprehensive loss before income taxes of a 10% change in the CAD exchange rate against the USD and NOK, based on the Company’s monetary financial instruments denominated in foreign currencies as at December 31, 2025.

Currency	Change	Effect on Pre-Tax Loss	Change	Effect on Pre-Tax Loss
USD	+10%	$1,312,643	-10%	$(1,312,643)
NOK	+10%	$295,364	-10%	$(295,364)

Market Price risk

   Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are classified as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii.  Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices of zinc, copper, gold, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

37

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

20.  COMMITMENTS

The Company entered into contracts for underground mining and associated development work related to the Nussir project. As at December 31, 2025, the Company has contractual commitments to spend in accordance with such contracts totaling approximately $52.9 million. Except as otherwise disclosed in the financial statements, there are no other commitments.

21.   Subsequent events

a)       Nasdaq Listing

On January 26, 2026, the Company’s common shares commenced trading on the Nasdaq Capital Market under the symbol “BMM”. In connection with the Nasdaq listing the Company’s shares ceased trading on the OTCQX under the symbol “BMOOF”.

b)    Acquisition of Springer Mine and Mill

On February 10, 2026, the Company completed the acquisition of the Springer Mine and processing facility located in Nevada, United States, from GOODS LG LLC. The acquired assets include fee lands and mineral claims containing a historically mined tungsten deposit, together with a flotation mill and associated processing infrastructure.

Total consideration for the acquisition consisted of the initial deposit of US$500,000 previously paid and a final cash payment of US$18 million on closing.

c)       Acquisition of the Apex Mine

On February 27, 2026, the Company entered into a definitive agreement with Teck American Incorporated, a subsidiary of Teck Resources Limited (“Teck”), to acquire 100% of the Apex Mine located in Utah, United States. The property consists of patented and unpatented mining claims associated with a past-producing germanium, gallium and copper underground mine. The Company assumed a pre-existing 3% NSR royalty.

Consideration for the acquisition includes the issuance of 7,031,959 common shares of the Company to Teck, representing approximately 8.0% of the Company’s issued and outstanding common shares on an undiluted basis as at the date of the announcement, a 0.5% NSR royalty on the property, life-of-mine zinc concentrate offtake rights for the Blue Moon deposit, offtake rights for the Apex deposit and certain investor rights. The transaction closed on March 13, 2026.

d)       LNS and Hartree Financing

On March 3, 2026, the Company announced that LNS, the mining contractor for the Company’s Nussir project in Norway, subscribed for 168,514 common shares of the Company at a price of $7.208 per share for gross proceeds of approximately $1.2 million.

Pursuant to a pre-existing participation right, Hartree elected to exercise its pre-emptive right to participate in the financing and on March 6, 2026, subscribed for an additional 12,613 common shares at the same price of $7.208 per share.

On March 10, 2026, the Company announced the closing of the financing, issuing an aggregate of 181,127 common shares for total gross proceeds of $1,305,563.

38

Blue Moon Metals Inc. Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

e)       Acquisition of the Gage Project

On March 18, 2026, the Company announced that it had entered into a sale and purchase agreement with a subsidiary of Liberty Gold Corp. to acquire 100% of the Gage Project located in Washington County, Utah, United States. This consists of 181 unpatented mining claims and two Utah School and Institutional Trust Lands (“SITLA”) leases, covering approximately 5,916 hectares surrounding the Apex mine.

Consideration for the acquisition consists of the issuance of 420,935 common shares of the Company and a 2% NSR royalty on mineral production from certain concessions, excluding land subject to SITLA leases. The Company also retains an option to repurchase 1.0% of the royalty for cash consideration prior to achieving commercial production.

f)       Proposed Combination of Sultijelma District Assets

On April 2, 2026, the Company announced that it had entered into a non-binding letter of intent (“LOI”) with Alpha Future Funds S.C.S. (“AFF”) to combine their respective wholly owned subsidiaries, Nye Sulitjelma Gruver AS and VMS Explorations AS (“VMS”), into a single entity.

NSG and VMS hold permits over the historic Sulitjelma mining district in Norway and the proposed transaction is expected to support an integrated development approach to advance the project.

The LOI contemplates a period of up to four months to complete due diligence and negotiate a definitive agreement. The proposed transaction remains subject to, among other things, completion of due diligence, execution of a definitive agreement and receipt of applicable regulatory approvals. Accordingly, there can be no assurance that the transaction will be completed as contemplated, or at all.

g)       Hartree Follow-On Investment

On April 22, 2026, the Company announced the exercise of a top-up right pursuant to its investor rights agreement with Hartree. Subject to TSX Venture Exchange approval, 526,617 common shares will be issued at $9.06 per share for gross proceeds of approximately $4.8 million, expected to close on or about April 29, 2026. Proceeds will be used for project development and general corporate purposes.

39